SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.1 Notice of Trading Update announcement released on 24 November 2004 Exhibit No.2 Holding(s) in Company announcement released on 26 November 2004 Exhibit No.3 Trading Statement announcement released on 2 December 2004






Exhibit No.1


Notice of Trading Update

The Rank Group Plc advises that it will be issuing its usual pre-close trading update on Thursday 2 December 2004.

Enquiries:
The Rank Group Plc                                     Tel: 020 7706 1111
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                               Tel: 020 7379 5151
Angus Maitland


Exhibit No.2

                          SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NO LONGER A NOTIFIABLE INTEREST IN COMPANY
IN (2) ABOVE AND IN ANY OF ITS SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

ORDINARY SHARES

10)  Date of transaction

23 NOV 2004

11)  Date company informed

26 NOV 2004

12)  Total holding following this notification

SEE LETTER BELOW

13)  Total percentage holding of issued class following this notification

SEE LETTER BELOW

14)  Any additional information



15)  Name of contact and telephone number for queries

CLARE DUFFILL

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ...   26 NOV 2004   .....................


Letter to Rank Group PLC


NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198
COMPANIES ACT 1985 ("THE ACT")

Rank Group PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group subsidiaries who no longer have a notifiable interest in any ord GBP 0.10 shares in the 601,197,671 share capital.

From AXA Investment Managers


Exhibit No.3


              Trading Update for the 22 weeks to 26 November 2004

Overall we expect the full year results for the Group to be broadly in line with current market expectations. Gaming has performed strongly in the period since 30 June 2004 and has returned to double digit profit growth, after a subdued first half. Hard Rock has also performed well, with profits significantly above last year, helped by increased contributions from brand licensing activities. Deluxe Film has seen lower than expected volumes in the period whilst Deluxe Media has continued to experience difficult trading conditions and is expected to make only a modest contribution to the Group's full year operating profit. The Group's results in pounds sterling continue to be adversely affected by movements in the US dollar.

The Board's investigation into the technical and commercial implications of the separation of both Deluxe Film and Deluxe Media, including discussions with key stakeholders, is progressing well. The Group expects to be able to announce the conclusions of its review at the time of the preliminary results in February 2005.

Gaming

The period since 30 June 2004 has seen a return to strong growth in each of the Group's gaming and betting businesses.

In Mecca Bingo, the improved trends in the UK highlighted in our interim announcement have continued, with attendance up 1% in the period since 30 June 2004 and turnover up almost 6%. As a result, the year to date attendance figures are now down just 1% and year to date turnover is up by 3%. The business has undoubtedly benefited from the removal of admission charges and the introduction of a gross profits tax regime in late 2003 although these changes have had a small impact on operating margins. The Spanish bingo clubs have continued to perform well with strong growth in turnover for the year to date.

Grosvenor Casinos has enjoyed a much improved trading performance since the half-year. Both London and the provinces have experienced strong growth in both attendance and handle, as the impact of the introduction of EU identification rules, increased competition and the increased presence of fixed odds betting terminals offering roulette, has ameliorated. The Clermont and the Park Tower are continuing to perform well, with the Clermont's win percentage back to more normal levels, although year to date profit continues to be held back by an adverse variance in bad debts compared with 2003. At the three mid-market London casinos, turnover is well ahead since 30 June 2004, driven by improved attendance and a small increase in win percentage. The provincial casinos have also enjoyed substantially improved levels of attendance, handle and turnover. Two new casinos have opened since September, one in Stoke-on-Trent and the other in Bolton. Other developments include the award of a new casino licence in Dundee and plans to relocate both our Ramsgate casino and the casino in Manchester Bury New Road during 2005. The two Hard Rock casinos continue to make good progress, with strong increases in attendance, handle and turnover. Overall turnover at Grosvenor Casinos for the year to date is up by 12%.

Blue Square has continued to show good growth. The internet and telephone sports betting businesses continue to perform in line with expectations and total turnover has been boosted by the launch of the on-line Blue Square Casino. The Blue Square Poker Room has also just been launched.

Gaming Deregulation

The Gambling Bill is now making its way through the various parliamentary stages and is expected to become law during 2005. Rank welcomes the Government's determination to modernise the UK's gaming laws, and also its cautious approach regarding the introduction of very large casino developments into the UK. Throughout the process, Rank has continued to lobby for a level playing field upon which all casinos, including small, large and regional developments, can compete on the same basis. Rank plans to compete in all market segments, including regional casinos, and believes that its strong market position and well-invested gaming estate means that it is well placed to benefit from the new regulations when they become law.

Hard Rock

Like-for-like sales in the owned cafes since the half-year have broadly followed the trends experienced in the first half. Food and beverage sales have remained positive (up 2.2% in the period), partially offset by a continued decline in merchandise sales (-4.5% in the period). Overall like for like sales for the year to date are now up by 0.6%. Steps taken to manage costs during the first half have seen further improvements in the operating margin of the owned cafes. Contributions from recent cafe openings in Louisville, Hollywood (Fl), Destin and at Foxwoods have been ahead of expectations. Since the half-year, new franchised cafes have opened in Athens, Kuwait City and Hurghada in Egypt. A new cafe in Gothenburg is expected to open this month.

Hard Rock's operating profits are now benefiting from the expansion of the brand into casinos and hotels. The two Seminole hotels and casinos in Florida are performing in line with expectations and the hotels in Chicago and New York have also contributed to the results during the period. The recently announced plans for a new Hard Rock Hotel in Madrid will take the total number of developments within the joint venture with Sol Melia to four and the total number of hotels and casinos bearing the Hard Rock name to thirteen.

Deluxe

At Deluxe Film like for like volumes in Film Laboratories have been relatively weak in the period since the half-year, reflecting the release of a lower number of titles than had previously been scheduled by two of our major studio customers. However, the current schedule for 2005 is encouraging. The Digital and Other Services business has continued to grow strongly, and is now benefiting from the recent acquisitions of DVCC, Softitler and EFILM, which continues to grow both its customer base and the use of digital intermediates throughout the industry.

In Deluxe Media, whilst DVD volumes are well ahead of last year, to date they have been below our expectations for the busy pre-Christmas season. This, together with the continued decline of VHS and margin pressure within distribution, means that we anticipate that Media will make only a modest contribution to Group operating profit for the full year. Whilst some progress has been made in gaining new studio contract business, further wins are required if the full impact of the lost Fox International DVD contract, announced in May 2004, is to be mitigated in 2005.

Enquiries:
The Rank Group Plc                                     Tel: 020 7706 1111
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                               Tel: 020 7379 5151
Angus Maitland









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  6 December 2004
                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary